Exhibit 99.1

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2020

November 11, 2020

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed the Corporation’s unaudited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	September 30,	December 31,
	2020	2019
	$	$
Assets

Current assets
Cash and cash equivalents	54,700	14,066
Amounts receivable	1,663	845
Prepaid expenses	7,191	3,032
Investment tax credits receivable	1,588	1,661

	65,142	19,604

Property, equipment and right-of-use assets	2,833	2,830

	67,975	22,434

Liabilities

Current liabilities
Accounts payable, accrued and other liabilities	8,236	6,157
Amounts due to directors	62	60
Current portion of long-term debt (note 5)	843	88
Current portion of lease obligation	126	100

	9,267	6,405

Lease obligation	1,234	1,208

Long-term debt (note 5)	8,670	8,373

	19,171	15,986

Equity	48,804	6,448

	67,975	22,434
Subsequent event (note 10)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the period ended September 30, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 6)	(note 7)	(note 8)

Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

Net loss and comprehensive loss for the period	–	–	–	(18,890)	(18,890)
Issuance of shares in public offering	29,456	–	–	–	29,456
Share issuance costs	(2,499)	–	–	–	(2,499)
Exercise of warrants	82	–	(21)	–	61
Warrants expired	–	62	(62)	–	–
Deferred share units (“DSU’s"):
Reclassification of units to equity-settled	–	955	–	–	955
Value of services recognized	–	148	–	–	148
Employee share options:
Value of services recognized	–	1,001	–	–	1,001
Exercise of options	353	(258)	–	–	95

Balance, September 30, 2019	117,544	8,412	332	(111,644)	14,644

Balance, December 31, 2019	117,544	8,691	332	(120,119)	6,448

Net loss and comprehensive loss for the period	–	–	–	(25,259)	(25,259)
Issuance of shares in public equity offering	40,824	–	–	–	40,824
Share issuance costs in a public equity offering	(1,784)	–	–	–	(1,784)
Issuance of shares and warrants in private placement	21,307	–	3,775	–	25,082
Share and warrant issuance costs in private placement	(152)	–	–	–	(152)
Redemption of DSU’s, net of applicable taxes	184	(189)	–	–	(5)
Warrants exercised	3,029	–	(753)	–	2,276
Warrants expired	–	332	(332)	–	–
DSUs:
Value of services recognized	–	391	–	–	391
Employee share options:
Value of services recognized	–	729	–	–	729
Exercise of options	658	(404)	–	–	254

Balance, September 30, 2020	181,610	9,550	3,022	(145,378)	48,804

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Income
Subcontract revenue	3	13	3	26
Interest income	85	151	209	405

	88	164	212	431

Expenses
Research and development	6,541	5,652	18,628	13,467
General and administrative	3,699	2,635	9,778	6,778
Government assistance (note 4)	(1,684)	(606)	(3,649)	(2,093)
Accreted interest and valuation adjustments (note 5)	(141)	379	714	1,169

	8,415	8,060	25,471	19,321

Net loss and comprehensive loss for the period	(8,327)	(7,896)	(25,259)	(18,890)

Basic and diluted loss per share	(0.13)	(0.16)	(0.44)	(0.38)

Weighted-average shares outstanding	65,970,269	50,615,488	58,025,986	49,324,232

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Nine months ended September 30,
	2020	2019
	$	$

Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(25,259)	(18,890)
Charges to operations not involving cash
Interest on lease obligation	106	112
Depreciation of property and equipment	381	374
Accreted interest and valuation adjustments	714	1,169
Deferred share unit compensation	391	(332)
Stock-based compensation	729	1,001
Loss on disposal of assets	–	2
Fair value adjustment on government loan	(628)	(840)
Net cash flows used by operating activities before changes in non-cash working capital items	(23,566)	(17,404)

Net change in non-cash working capital balances related to operations
Decrease in amounts receivable	182	378
Increase in prepaid expenses	(2,704)	(975)
Decrease (increase) in investment tax credits receivable	73	(239)
Decrease in accounts payable, accrued and other liabilities	(1,395)	(1,699)
Increase in amounts due to directors	2	13
	(27,408)	(19,926)

Financing activities
Proceeds from issuance of share capital and warrants in private placement	25,082	–
Share and warrant issuance costs in private placement	(152)	–
Proceeds from public equity offering	40,824	29,456
Share issuance costs in public equity offering	(1,784)	(2,499)
Proceeds from the exercise of stock options	254	95
Proceeds from short-term borrowing	3,130	–
Repayment of short-term borrowing	(1,116)	–
Proceeds from the exercise of warrants	2,276	61
Repayment of long-term debt	(34)	(65)
Repayment of lease obligation	(184)	(180)
	68,296	26,868
Investing activities
Acquisition of property and equipment	(254)	(463)

	(254)	(463)

Net change in cash and cash equivalents during the period	40,634	6,479

Cash and cash equivalents – Beginning of period	14,066	14,895

Cash and cash equivalents – End of period	54,700	21,374

Supplementary cash flow

Interest received	209	405

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiary, a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable and more widely available to people facing cancer, infectious and other serious diseases. IMV is pioneering a new class of targeted immunotherapies and vaccines based on the Corporation’s proprietary and patented drug delivery platform (“DPX”). The DPX platform’s novel mechanism of action enables the programming of immune cells in vivo, which are aimed at generating powerful target-specific therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in recurrent/refractory diffuse large B cell lymphoma and other indications across multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The address of its principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada.

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. In response, many countries have required entities to limit or suspend business operations and implemented travel restrictions and quarantine measures. These measures have disrupted the activities of many entities and have led to significant volatility in the global markets. The Corporation continues to monitor and actively manage the developing impacts from COVID-19, including but not limited to, the potential future effects on its assets, cash flow and liquidity, and will continue to assess impacts to the Corporation’s operations, going concern assumption, and the value of assets and liabilities reported in these statements. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Corporation’s operations and ability to finance its operations.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual audited financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of November 11, 2020, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual audited consolidated financial statements for the year ending December 31, 2019 could result in restatement of these unaudited interim condensed consolidated financial statements.

(1)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

3	Significant accounting policies, judgements and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the period ended December 31, 2019. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019 for more information on accounting policies and methods applied.

4	Government grants and contributions

The Corporation is evaluating all applicable government relief programs. Notably, in response to the negative economic impact of COVID-19, the Government of Canada, in collaboration with the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), announced the Innovation Assistance Program (“IAP”) program in April 2020. IAP provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers pursuing technology driven innovation who are not eligible for funding under the Canada Emergency Wage Subsidy. The Corporation qualified for this subsidy from the April 1, 2020 effective date through to June 23, 2020, and has, accordingly, recognized $601 of IAP during the nine months ended September 30, 2020, and has recorded it in government assistance on the unaudited interim condensed consolidated statements of loss and comprehensive loss. As at September 30, 2020, this funding has been fully received.

In May 2020, the Corporation qualified for $378 in NRC IRAP funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19. Under this program, NRC IRAP will reimburse up to 80% of eligible project salaries and 50% of eligible contractor costs. In July 2020, the Corporation qualified to receive an additional $259 in funding under the terms of this contribution agreement, resulting in a maximum contribution of $637. As at September 30, 2020, the Corporation has recognized $411 of this NRC IRAP funding in government assistance on the unaudited interim condensed consolidated statements of loss and comprehensive loss. As at September 30, 2020 there is $164 in receivables related to this funding.

In July 2020, the Corporation qualified for $2,500 in project funding from Next Generation Manufacturing Canada (“NGen”) to support the rapid development of DPX-COVID-19. Under this program, NGen will reimburse up to 50% of eligible project expenses. The Corporation received an advance of $1,742 from NGen in August 2020 related to this funding and as at September 30, 2020, $639 of the advance has been recognized in government assistance on the unaudited interim condensed consolidated statements of loss and comprehensive loss and $1,103 has been recorded as a deferred contribution in accounts payable, accrued and other liabilities on the statements of financial position. The deferred contribution will be recognized in the statements of loss and comprehensive loss on the same basis as eligible project expenses are incurred.

In August 2020, the Corporation qualified for COVID-19 project funding from the Atlantic Canada Opportunities Agency (“ACOA”). ACOA’s contribution is an interest free government loan with a maximum contribution of $1 million conditionally repayable based on a percentage of revenue only from resulting COVID-19 vaccine revenue. As at September 30, 2020, there is $1 million in receivables related to this ACOA funding and the loan has been recorded at its fair value in long-term debt on the statements of financial position.

Refer to subsequent events (note 10) for detail on additional government assistance obtained for the Corporation’s COVID-19 vaccine project subsequent to the reporting period.

(2)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

5	Long-term debt

	September 30,	December 31,
	2020	2019
	$	$

ACOA Atlantic Innovation Fund (“AIF”) interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at September 30, 2020, the amount drawn down on the loan, net of repayments, is $3,744 (2019 - $3,744).	1,629	1,404

ACOA AIF, interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at September 30, 2020, the amount drawn down on the loan is $2,995 (2019 - $2,995).	1,418	1,237

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments commencing October 2015 of $3 until October 2017 and $6 until September 2022. As at September 30, 2020, the amount drawn down on the loan, net of repayments, is $167 (2019 - $184).	159	180

ACOA AIF, interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at September 30, 2020, the amount drawn down on the loan is $2,944 (2019 - $2,944).	1,582	1,481

TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of $300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at September 30, 2020, the balance on the loan is $261 (2019 - $279).	261	279

Province of Nova Scotia (the “Province”) secured loan with a maximum contribution of $5,000, bearing interest at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning January 1, 2021 of $83 plus interest until December 2025. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at September 30, 2020, the amount drawn down on the loan is $5,000 (2019 - $5,000).

	4,092	3,880

ACOA Regional Economic Growth through Innovation – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of $1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-Covid-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than $5,000 and 10% when gross revenues are greater than $5,000. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-Covid-19 gross revenues.	372	–
	9,513	8,461

Less: Current portion	843	88

	8,670	8,373

(3)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

5	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at September 30, 2020, are $16,111 (2019 -$15,147).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent from the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2019, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was August 9, 2020. The Corporation shall now start repaying the balance of the principal amount on the first day of January 2021, by making 60 monthly principal payments of $83 plus interest from January 2021 to December 2025. The annual interest rate remains at the Province’s cost of funds plus 1%.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	September 30,	December 31,
	2020	2019
	$	$
Balance – Beginning of period	8,461	8,150
Borrowings	1,000	–
Accreted interest and valuation adjustments	714	1,239
Revaluation of long-term debt	(628)	(840)
Repayment of debt	(34)	(88)

Balance – End of period	9,513	8,461
Less: Current portion	843	88

Non-current portion	8,670	8,373

The Corporation is in compliance with its debt covenants as at September 30, 2020.

(4)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding
Balance – December 31, 2018	45,106,401	90,152
Issued for cash consideration, net of issuance costs	5,404,855	26,957
Stock options exercised	105,196	353
Warrants exercised	14,423	82
Balance – December 31, 2019	50,630,875	117,544
Issued for cash, net of issuance costs	15,611,778	60,195
Stock options exercised	162,086	658
DSUs redeemed	76,920	184
Warrants exercised	611,888	3,029
Balance – September 30, 2020	67,093,547	181,610

As at September 30, 2020, a total of 4,391,532 shares (2019 – 2,069,142) are reserved to meet outstanding stock options and DSUs.

On May 7, 2020, the Corporation completed a private placement of 8,770,005 units at a price of $2.86 per unit, for aggregated proceeds of $25,082. Each unit consisted of one common share and 0.35 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $3.72 for a period of 24 months expiring on May 7, 2022. The value allocated to the common shares issued was $21,307 and the value allocated to the warrants was $3,775. Total costs associated with the offering were $152, including cash costs for professional and regulatory fees.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$30,000 through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 2,070,883 common shares were sold under this agreement for total gross proceeds of $7,639. To maintain the remainder of IMV's March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of US$24.5 million through Piper Sandler, as agent. An additional 4,770,890 common shares were sold in the three month period ended September 30, 2020 for gross proceeds of $33,185, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount of US$24.5 million as at July 20, 2020. As at September 30, 2020, a total of 6,841,773 shares have been sold under the two ATM Distribution agreements for total gross proceeds of $40,824. The total expenses associated with both ATM Distributions including commissions, were approximately $1,784.

(5)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

6	Share capital (continued)

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26,705. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2,751. As a result of the exercise of this option, the Corporation raised total gross proceeds of approximately $29,456 before deducting the underwriting commissions and offering expenses of $2,499.

7	Contributed surplus

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 968,750 common shares.

DSU activity for the nine months ended September 30, 2020, and the year ended December 31, 2019, are as follows:

	September 30,	December 31,
	2020	2019
	#	#
Opening balance	360,965	223,604
Granted	115,083	137,361
Redeemed	(79,106)	–

Closing balance	396,942	360,965

Compensation expense for the three and nine months ended September 30,2020 was $152 (2019 – $148) and $391 (2019 – ($333)), respectively, recognized over the vesting period. All services received in exchange for the grant of DSUs were measured at their fair values at the time of grant and vest immediately. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

On August 8, 2019 (the “Reclassification Date”), the the Corporation resolved to settle all future DSU redemptions in shares instead of cash. All outstanding DSUs are accordingly now considered equity-settled instruments. As a result of this change, the fair value of the DSUs at the Reclassification Date were reclassified from liabilities to contributed surplus.

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at September 30, 2020, 295,850 stock options (2019 – 343,100) with a weighted average exercise price of $5.66 (2019 - $7.39) and a term of five years (2019 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $873 (2019 -$1,112), which is a weighted average grant date value per option of $2.95 (2019 - $3.24), using the Black-Scholes valuation model and the following weighted average assumptions:

(6)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

7	Contributed surplus (continued)

Stock options (continued)
	2020	2019
Risk-free interest rate	1.20%	1.81%
Market price	$5.98	$7.20
Expected volatility	68%	64%
Expected life (years)	4.2	4.2
Forfeiture rate	4%	5%
Expected dividend yield	0%	0%

Option activity for the nine months ended September 30, 2020 and the year ended December 31, 2019 was as follows:

	September 30, 2020		December 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	$	#	$
Outstanding - Beginning of period	1,573,411	4.63	1,474,477	4.12
Granted	295,850	5.66	343,100	6.39
Exercised	(203,595)[1]	2.42	(139,877)[1]	2.32
Forfeited	(46,897)	6.80	(90,570)	6.81
Cancelled	(81,792)	6.85	(1,219)	7.04
Expired	–	–	(12,500)	2.37

Outstanding - End of period	1,536,977	4.92	1,573,411	4.63

1 Of the 203,595 (2019 – 139,877) options exercised, 109,595 (2019 - 98,408) elected the cashless exercise, under which 68,336 shares (2019 - 63,727) were issued. These options would have otherwise been exercisable for proceeds of $241 (2019 - $229) on the exercise date.

The number and weighted average exercise price of options exercisable as at September 30, 2020 is 895,995 and $4.12, respectively (2019 – 911,732 and $3.29).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 4,600,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

(7)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

8	Warrants

Warrant activity for the period ended September 30, 2020, and the year ended December 31, 2019, was as follows:

		September 30, 2020			December 31, 2019
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$
Opening balance	134,766	6.53	332	192,458	5.84	415
Issued	3,069,501	3.72	3,775	–	–	–
Exercised	(611,888)	3.72	(753)	(14,423)	4.22	(21)
Expired	(134,766)	6.53	(332)	(43,269)	4.22	(62)

Closing balance	2,457,613	3.72	3,022	134,766	6.53	332

The fair values of warrants are estimated using the Black-Scholes option pricing model. There were no warrants issued in 2019. The weighted average assumptions used in the Black-Scholes valuation model for 2020 were as follows:

2020
Risk-free interest rate	0.27%
Market price	$3.12
Expected volatility	83%
Expected dividend yield	–
Expected life (years)	2

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the unaudited interim condensed consolidated statements of financial position date with relevant comparatives:

	September 30, 2020		December 31, 2019
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	54,700	54,700	14,066	14,066
Amounts receivable	1,310	1,310	439	439
Accounts payable, accrued and other liabilities	8,220	8,220	6,142	6,142
Amounts due to directors	62	62	60	60
Long-term debt	8,670	8,670	8,461	8,461

(8)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

9	Financial instruments (continued)

Fair value of financial instruments (continued)

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable, accrued and other liabilities.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at September 30, 2020 and December 31, 2019 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation as at the unaudited interim condensed consolidated statements of financial position dates. As at September 30, 2020, the fair value is estimated to be equal to the carrying amount.

10	Subsequent events

On October 8, 2020, the Corporation announced an additional $5.4 million in project funding from NRC-IRAP, to support the continuation of clinical trials for IMV’s DPX-COVID-19 vaccine candidate. NRC-IRAP’s contribution is a government grant reimbursed based a percentage of eligible project expenditures. As at September 30, 2020, there is approximately $415 in eligible project expenditures recorded in the statements of loss and comprehensive loss that will be reimbursable under this contribution agreement.

On October 16, 2020, the Corporation re-entered into an Equity Distribution Agreement (“October ATM Distribution”) with Piper Sandler authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, are estimated to be $500. As at November 11, 2020, there have been no common shares have been sold under the October ATM Distribution.

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